SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Addition of an Affiliated Company

1. Affiliated company	Name of company	Korea First Data Systems
	Representative	Kwon, Chi-Jung
	Financial information (Unit: KRW)	Total Assets	5,584,183,019	Total Shareholders’ Equity	3,235,949,384
		Total Liabilities	2,348,233,635	Capital	2,000,000,000
	Business area	Finance-related system integration and system management

2. Name of company group		KT

3. Reasons for addition		KT Corporation received notice from the Fair Trade Commission that KT First Data Systems must be classified as an affiliate of a large business group.

4. Number of affiliated companies	Before addition	25
	After addition	26

5. Date of addition		May 2, 2007

6. Date when addition is confirmed		April 30, 2007

7. Other matters to be considered

- The percentage of equity ownership by KT Corporation: 100%

- The financial information above is as of March 31, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 2, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director